Exhibit 99.1

(An exploration company)

CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2025

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars - Unaudited)
		At March 31	At December 31
	Note	2025	2024
Assets
Current assets:
Cash		$2,316	$4,912
Marketable securities	4	2,420	2,358
Other investments	5	2,063	2,063
Accounts receivable		170	54
Prepaid expenses and deposits		551	522
		7,520	9,909
Non-current assets:
Restricted cash		144	144
Prepaid expenses and deposits		259	77
Property and equipment		314	326
Mineral property interests	6	44,592	45,200
Investments in associates	7	29,003	29,456
		74,312	75,203
Total assets		$81,832	$85,112

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$1,774	$855
Lease liability		20	65
Flow-through share premium liability	8	171	944
		1,965	1,864
Non-current liabilities:
Provision for site reclamation and closure		4,477	5,045
Total liabilities		$6,442	$6,909

Equity:
Share capital	10	$312,723	$312,723
Share option and warrant reserve	11	22,865	22,684
Accumulated other comprehensive loss		(14)	(12)
Deficit		(260,184)	(257,192)
Total equity		$75,390	$78,203
Total liabilities and equity		$81,832	$85,112

Commitments (notes 7, 15); Subsequent events (note 16)

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	1

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts - Unaudited)
Three months ended March 31
	Note	2025	2024 (Note 3)
Operating expenses:
Exploration and evaluation	9	$2,161	$791
Fees, salaries and other employee benefits		549	482
Insurance		102	148
Legal and professional		182	144
Marketing and investor relations		246	135
Office and administration		65	94
Regulatory and compliance		69	61
		3,374	1,855

Other (income) expenses, net:
Accretion on provision for site reclamation and closure		40	34
Amortization of flow-through share premium	8	(773)	(280)
Foreign exchange loss		-	5
Interest expense		2	10
Interest income		(44)	(82)
Net loss from associates	7	377	327
Loss (Gain) on investments	7	76	(757)
Net gain on marketable securities	4	(61)	(398)
		(383)	(1,141)
Net loss for the period		2,991	714

Other comprehensive loss, net of tax
Unrealized currency loss on translation of foreign operations		2	1
Total comprehensive loss for the period		$2,993	$715

Loss per share:
Basic and diluted loss per share	14	$0.02	$0.01

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	2

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts - Unaudited)
	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive loss	Deficit	Total
Balance at December 31, 2023	145,744,795	$310,277	$21,660	$(9)	$(149,054)	$182,874
Total comprehensive loss	-	-	-	(1)	(934)	(935)
Share-based compensation (note 11)	332,308	-	417	-	-	417
Balance at March 31, 2024	146,077,103	$310,277	$22,077	$(10)	$(149,988)	$182,356

Balance at December 31, 2024	151,556,273	$312,723	$22,684	$(12)	$(257,192)	$78,203
Total comprehensive loss	-	-	-	(2)	(2,991)	(2,993)
Share-based compensation (note 11)	382,027	-	182	-	-	182
Balance at March 31, 2025	151,938,300	$312,723	$22,866	$(14)	$(260,183)	$75,392

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	3

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars - Unaudited)
		Three months ended March 31
	Note	2025	2024 (Note 3)
Operating activities:
Loss for the year		$(2,991)	$(714)
Adjusted for:
Interest income		(44)	(82)
Items not involving cash:
Accretion of provision for site reclamation and closure		40	34
Amortization of flow-through share premium	8	(773)	(280)
Depreciation		59	84
Interest expense		2	10
Net loss from associates	7	377	327
Net gain on marketable securities	4	(61)	(398)
Loss (Gain) on investments	7	76	(757)
Share-based compensation	11	182	253
Changes in non-cash working capital	13	590	165
Cash used in operating activities		(2,543)	(1,358)
Investing activities:
Acquisition of mineral interests, inclusive of transaction fees	6	-	(3,022)
Interest income		44	82
Marketable securities additions	4	-	(1,300)
Proceeds from disposition of investment in associate, net of transaction costs	7	-	3,820
Proceeds from disposition of marketable securities, net of transaction costs	4	-	244
Property and Equipment additions		(47)	-
Cash used in investing activities		(3)	(176)
Financing activities:
Lease payments		(48)	(47)
Cash used in financing activities		(48)	(47)
Effect of foreign exchange on cash		(2)	(1)
Increase (decrease) in cash		(2,596)	(1,582)
Cash, beginning of period		4,912	7,313
Cash, end of period		$2,316	$5,731

Supplemental cash flow information (note 13)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	4

Note 1: Nature of operations

Fury Gold Mines Limited (the “Company” or “Fury Gold”) was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 401 Bay Street, 16th Floor, Toronto, Ontario, M5H 2Y4.

The Company’s principal business activity is the acquisition and exploration of resource projects in Canada. At March 31, 2025, the Company had three principal projects: Committee Bay in Nunavut, and Eau Claire and Éléonore South in Quebec, which the Company now owns 100%, after acquiring the 49.978% interest previously held by Newmont Corporation (“Newmont”) in February 2024. Additionally, the Company holds a 16.05% common share interest in Dolly Varden Silver Corporation (“Dolly Varden”) at March 31, 2025, which owns the Kitsault project in British Columbia and a 25% interest in Universal Mineral Services Limited (“UMS”), a private shared-services provider (note 7).

Note 2: Basis of presentation

Statement of compliance

These unaudited condensed interim consolidated financial statements (the “interim financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the Company’s annual consolidated financial statements (the “consolidated financial statements”) prepared in accordance with IFRS® Accounting Standards as issued by the IASB have been condensed or omitted herein. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024. These interim financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 14, 2025.

Basis of preparation and consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee, and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The Company’s interim results are not necessarily indicative of its results for a full year.

The subsidiaries (with a beneficial interest of 100%) of the Company as at March 31, 2025, were as follows:

Subsidiary	Place of incorporation	Functional currency
Eastmain Mines Inc. (“Eastmain Mines”) (a)	Canada	CAD
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD
Fury Gold USA Limited (“Fury Gold USA”) (b)	Delaware, U.S.A.	USD
North Country Gold Corp. (“North Country”)	BC, Canada	CAD

(a) The entity is incorporated federally in Canada.

(b) Fury Gold USA provided certain administrative services with respect to employee benefits for US resident personnel.

Investments in associates

These interim financial statements also include the following investments in associates:

Associates	Ownership interest	Location	Classification and accounting method
Dolly Varden	16.05%	BC, Canada	Associate; equity method
UMS	25.00%	BC, Canada	Associate; equity method

Fury Gold Mines Limited Notes to the Q1 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	5

These interim financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value (note 15). All amounts are expressed in thousands of Canadian dollars unless otherwise noted. Reference to US$ are to United States dollars. All intercompany balances and transactions have been eliminated.

Segmented information

The Company’s operating segments are reviewed by the CEO, who is the chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The Company operates in one reportable operating segment, being the acquisition, exploration, and development of mineral resource properties, and in one geographical location, Canada.

Critical accounting estimates, judgments, and policies

The preparation of financial statements in accordance with IFRS Accounting Standards as issued by the IASB requires management to select accounting policies and make estimates and judgments that may have a significant impact on consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s interim financial statements for the three months ended March 31, 2025, the Company applied the material accounting policy information and critical accounting estimates and judgments disclosed in notes 3 and 5, respectively, of its consolidated financial statements for the year ended December 31, 2024.

Application of new and revised accounting standards:

On August 14, 2023, the IASB issued “Lack of Exchangeability (Amendments to IAS 21)” with amendments to clarify the accounting when there is a lack of exchangeability. The amendments to IAS 21 are effective for annual periods beginning on or after January 1, 2025, with earlier application permitted. The adoption of the new standard did not have an impact on the financial statements of the Company.

New and not yet effective accounting standards

On May 30, 2024, the IASB issued “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)” to address matters identified during the post-implementation review of the classification and measurement requirements in IFRS 9 Financial Instruments and related requirements in IFRS 7 Financial Instruments: Disclosures. The amendments are effective for reporting periods beginning on or after January 1, 2026. Early application is permitted. The Company is currently evaluating the impact of the new standard on its financial statements.

On April 9, 2024, the IASB issued a new standard, called IFRS 18 Presentation and Disclosure in Financial Statements, which applies to an annual reporting period beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 includes requirements for all entities applying IFRS Accounting Standards as issued by the IASB for the presentation and disclosure of information in financial statements. The Company is currently evaluating the impact of the new standard on its financial statements.

Fury Gold Mines Limited Notes to the Q1 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	6

Note 3: Revision of prior period financial statements

In preparing the consolidated financial statements for the year ended December 31, 2024, the Company identified errors in its previously issued unaudited condensed interim consolidated financial statements for the periods ended March 31, 2024 and September 30, 2024. The errors resulted in a misstatement of gain/loss on investments and investments in associates relating to the Company’s investment in Dolly Varden, specifically an understatement of dilution gains on the consolidated statement of (earnings) loss and comprehensive (income) loss, as well as an understatement of investment in associate on the statement of financial position. The impact of the revisions to the periods presented in this report are as follows:

	As reported	Adjustment	Revised
Revised Statement of Financial Position as of March 31, 2024
Investment in associates	32,638	220	32,858
Total assets	188,023	220	188,243
Deficit	(149,988)	220	149,768
Total equity	182,356	220	182,576

Revised Consolidated Statement of Loss and Comprehensive Loss for the three months ended March 31, 2024
Gain on investments	(537)	(220)	(757)
Net loss	934	(220)	714
Total comprehensive loss	935	(220)	715

Revised Statement of Financial Position as of September 30, 2024
Investment in associates	29,341	2,000	31,341
Total assets	184,099	2,000	186,099
Deficit	(157,932)	2,000	(155,932)
Total equity	177,526	2,000	179,526

Revised Consolidated Statement of Loss and Comprehensive Loss for the three months ended September 30, 2024
Gain on investments	-	(1,780)	(1,780)
Net loss	4,453	(1,780)	2,673
Total comprehensive loss	4,453	(1,780)	2,673

Revised Consolidated Statement of Loss and Comprehensive Loss for the nine months ended September 30, 2024
Gain on investments	(538)	(2,000)	(2,538)
Net loss	8,881	(2,000)	6,881
Total comprehensive loss	8,883	(2,000)	6,883

Fury Gold Mines Limited Notes to the Q1 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	7

Note 4: Marketable securities

The marketable securities held by the Company were as follows:

Total
Balance at December 31, 2023	$1,166
Additions	1,300
Sale of marketable securities	(481)
Realized loss on disposition	(60)
Unrealized net gain	433
Balance at December 31, 2024	$2,358
Unrealized net gain	62
Balance at March 31, 2025	$2,420

On February 29, 2024, the Company acquired a 10.9% common share ownership of Sirios Resources Inc. (“Sirios”) for $1,300, as part of a separate transaction (note 6) to consolidate its Éléonore South project ownership. The 30,392,372 Sirios common shares had been acquired for investment purposes and the Company evaluates its investment in Sirios on an ongoing basis with respect to any possible additional purchases or dispositions, whereupon any such marketable securities transactions are accounted for as of the trade date.

During the first quarter of 2024, Fury Gold sold an aggregate of 1,514,000 Sirios common shares, lowering its holdings to less than 9.9% as at March 31, 2024 and 2025.

Note 5: Other investments

On August 13, 2024, the Company purchased 764,993 Series C Preferred Shares of Alsym Energy Inc. for a total cash purchase price of $2,063. This investment is accounted for as an investment in equity.

This investment is classified as a Level 3 in the fair value hierarchy and is accounted for at its fair value and revalued at each reporting date through profit and loss (note 15).

Note 6: Mineral property interests

The Company’s principal resource properties are located in Canada. A summary of the carrying amounts is as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2023	$122,978	$19,661	$142,639
Additions(a)	3,030	-	3,030
Change in estimate of provision for site reclamation and closure	(23)	427	404
Impairment(b)	(88,885)	(11,988)	(100,873)
Balance at December 31, 2024	$37,100	$8,100	$45,200
Change in estimate of provision for site reclamation and closure	(691)	83	(608)
Balance at March 31, 2025	$36,409	$8,183	$44,592

(a) On February 29, 2024, the Company, and its joint operation partner Newmont, through their respective subsidiaries, closed a transaction whereby the Company acquired 100% control of the joint operation interests, the Éléonore South project, consolidating these properties into the Company’s portfolio at which time the joint venture operation was dissolved. The 49.978% that Newmont held was acquired by the Company for $3,000 while incurring $30 in transaction costs. As part of the same transaction, the Company also acquired a 10.9% interest in Sirios, as disclosed in note 4.

Fury Gold Mines Limited Notes to the Q1 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	8

(b) The Company’s market capitalization has persistently been below the carrying value of its mineral properties over the last few years, and, as a consequence, the Company engaged a third-party valuation specialist to conduct a review to determine a more reflective carrying value. As a result, the report recommended an impairment charge to these properties, to better align with the market capitalization value.

Note 7: Investments in associates

(a)	Acquisition of investments in associates

(i)	On February 25, 2022, the Company completed the sale of Homestake Resources Corporation to Dolly Varden for cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden. The Company’s resulting interest in Dolly Varden represented approximately 35.3% of the issued and outstanding common shares of Dolly Varden on February 25, 2022, which has been accounted for using the equity method. The Company recognized a gain of $48,390, net of transaction costs of $589, on the date of disposition. On October 13, 2022, the Company completed the sale of 17,000,000 common shares of Dolly Varden for total gross proceeds of $6,800. During the year ended December 31, 2024, the Company sold an aggregate 8,450,000 shares of Dolly Varden for net proceeds of $7,042. The Company’s investment was also diluted through financing rounds by Dolly Varden in which the Company did not participate. As a result, the Company had a gain on investments of $4,109 consisting of a realized gain on disposal of $2,026 and a gain on dilution of $2,083. During the first quarter of 2025 there has been a loss on investments of $76, which originated from the dilution of the Company’s share during this period. On April 2, 2025, Dolly Varden announced a four for one Common Share Consolidation which took effect on April 7, 2025. The impact of this was that the Company’s 51,054,590 Common Shares was consolidated into 12,763,647 Common Shares.

(ii)	On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration. The Company funded, in addition to its nominal investment in UMS, a cash deposit of $150 which is held by UMS for the purposes of general working capital, and which will be returned to the Company upon termination of the UMS Canada arrangement, net of any residual unfulfilled obligations. UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis.

(b)	Summarized financial information of the Company’s investments in associates:

The carrying amounts of the Company’s investments in associates were as follows:

	Dolly Varden	UMS	Total
Carrying amount at December 31, 2023	$36,126	$122	$36,248
Company’s share of net loss of associates	(3,837)	(21)	(3,858)
Disposition	(5,017)	-	(5,017)
Dilution gain	2,083	-	2,083
Carrying amount at December 31, 2024	$29,355	$101	$29,456
Company’s share of net loss of associates	(376)	(1)	(377)
Dilution loss	(76)	-	(76)
Carrying amount at March 31, 2025	$28,903	$100	$29,003

The quoted fair market value of the Company’s equity interest in Dolly Varden at March 31, 2025 was $53,097 (March 31, 2024 - $45,406) based on the closing share price on the TSX Venture Exchange on that date.

Fury Gold Mines Limited Notes to the Q1 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	9

For the three months ended March 31, 2025, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

	Dolly Varden	UMS	Total
Cost recoveries	$-	$(652)	$(652)
Exploration and evaluation	687	196	883
Marketing	233	-	233
Share-based compensation	600	-	600
Administrative and other	823	459	1,282
Net loss of associate, 100%	2,343	3	2,346
Average equity interest for the period	16.05%	25%
Company’s share of net loss of associates	$376	$1	$377

For the three months ended March 31, 2024, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

	Dolly Varden	UMS	Total
Cost recoveries	$-	$(953)	$(953)
Exploration and evaluation	436	331	767
Marketing	284	82	366
Share-based compensation	349	-	349
Administrative and other	563	544	1,107
Net loss of associate, 100%	1,632	4	1,636
Average equity interest for the period	21.56%	25%
Company’s share of net loss of associates	$352	$1	$353

The Company’s equity share of net assets of associates at March 31, 2025, is as follows:

	Dolly Varden	UMS
Current assets	$32,832	$872
Non-current assets	151,490	1,983
Current liabilities	(4,252)	(1,264)
Non-current liabilities	-	(1,191)
Net assets, 100%	180,070	400
Company’s equity share of net assets of associate	$28,903	$100

(c)	Services rendered and balances with UMS

	Three months ended March 31
	2025	2024
Exploration and evaluation costs	$37	$58
General and administration	46	73
Total transactions for the period	$83	$131

The outstanding balance owing at March 31, 2025, was $nil (December 31, 2024 – $90) which is included in accounts payable.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at March 31, 2025, the Company expects to incur approximately $87 in respect of its share of future rental expense of UMS.

The Company issues share options to certain UMS employees, including key management personnel of the Company (note 11). The Company recognized a share-based compensation expense of $5 for the three months ended March 31, 2025, in respect of share options issued to UMS employees (March 31, 2024 - $4 recovery) which is included within employee benefits and exploration and evaluation costs.

Fury Gold Mines Limited Notes to the Q1 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	10

Note 8: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

On June 13, 2024, the Company completed an offering (note 10) and raised $5,001 through the issuance of 5,320,000 common shares designated as flow-through shares. The flow-through proceeds will be used for mineral exploration in Quebec. The Company is committed to incur the full exploration expenditures of $5,001 before December 31, 2025.

The flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability were as follows:

	Flow-through funding (expenditures)	Flow-through premium liability
Balance at December 31, 2023	$1,223	$544
Flow-through eligible expenditures	(1,223)	(544)
Flow-through funds raised	5,001	2,022
Flow-through eligible expenditures	(2,666)	(1,078)
Balance at December 31, 2024	$2,335	$944
Flow-through eligible expenditures	(1,913)	(773)
Balance at March 31, 2025	$422	$171

Note 9: Exploration and evaluation costs

For the three months ended March 31, 2025, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$80	$11	$91
Exploration drilling	466	-	466
Camp cost, equipment and field supplies	255	39	294
Geological consulting services	-	3	3
Permitting, environmental and community costs	51	44	95
Salaries and wages	370	16	386
Fuel and consumables	275	-	275
Aircraft and travel	504	2	506
Share-based compensation	40	5	45
Total for the three months ended March 31, 2025	$2,041	$120	$2,161

For the three months ended March 31, 2024, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$73	$8	$81
Exploration drilling	83	-	83
Camp cost, equipment and field supplies	92	48	140
Geological consulting services	6	4	10
Permitting, environmental and community costs	16	43	59
Salaries and wages	325	4	329
Fuel and consumables	35	-	35
Aircraft and travel	12	-	12
Share-based compensation	41	1	42
Total for the three months ended March 31, 2024	$683	$108	$791

Fury Gold Mines Limited Notes to the Q1 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	11

Note 10: Share capital

(a)	Authorized

Unlimited common shares without par value.

Unlimited preferred shares – nil issued and outstanding.

(b)	Share issuances

During the year ended December 31, 2024:

During June 2024, the Company issued 5,320,000 flow-through shares for gross proceeds of $5,001 (“June 2024 Offering”). Share issue costs related to the June 2024 Offering totaled $533, which included $300 in commissions and $233 in other issuance costs. A reconciliation of the impact of the June 2024 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $0.94 per share	5,320,000	$5,001
Cash share issue costs	-	(533)
Proceeds net of share issue costs	5,320,000	4,468
Less: flow-through share premium liability (note 8)	-	(2,022)
Total allocated to share capital	5,320,000	$2,446

Note 11: Share-based compensation and warrant reserve

(a)	Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the three months ended March 31, 2025 and 2024, the Company recognized share-based compensation expense as follows:

	Three months ended March 31
	2025	2024
Recognized in net loss and included in:
Exploration and evaluation costs	$45	$42
Fees, salaries and other employee benefits	137	211
Total share-based compensation expense	$182	$253

During the three months ended March 31, 2025, the Company granted 80,000 (March 31, 2024 – 145,000) share options to certain UMS employees and consultants who provide defined on-going services to the Company, representative of employee service.

Fury Gold Mines Limited Notes to the Q1 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	12

The weighted average fair value per option of these share options for the three months ended March 31, 2025 was calculated as $0.35 (March 31, 2024 - $0.30) using the Black-Scholes option valuation model at the grant date with the following weighted average assumptions:

Three months ended March 31
	2025	2024
Risk-free interest rate	3.04%	3.40%
Expected dividend yield	Nil	Nil
Share price volatility	78%	69%
Expected forfeiture rate	18.6%	4.4%
Expected life in years	5.0	5.0

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

(b)	Long-term incentive plan

In addition to options, the Company also granted RSU’s to officers and employees.

On June 29, 2023, the Company adopted a Long-Term Incentive Plan (“LTI Plan”) which strives to accelerate and encourage additional share ownership by its employees, officers and directors. The LTI plan provides for the awarding of share options, performance share units, restricted share units and deferred share units. The LTI Plan limits the number of shares reserved for issuance under the LTI Plan, together with all other security-based compensation arrangements of the Company, to a maximum of 10% of the Common Shares issued and outstanding.

The number of share options issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price ($/option)
Outstanding, December 31, 2023	9,951,602	$1.23
Granted	245,000	0.56
Expired	(472,937)	1.92
Forfeited	(1,502,487)	1.40
Outstanding, December 31, 2024	8,221,178	$1.14
Granted	80,000	0.60
Expired	(35,006)	0.83
Outstanding, March 31, 2025	8,266,172	$1.14

As at March 31, 2025, the number of share options outstanding was as follows:

	Options outstanding			Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.53 – $1.00	3,945,500	0.82	2.70	3,811,750	0.82	2.64
$1.00 – $1.85	2,800,672	1.09	1.78	2,800,672	1.09	1.78
$2.05	1,520,000	2.05	0.56	1,520,000	2.05	0.56
	8,266,172	1.14	1.99	8,132,422	1.15	1.95

Fury Gold Mines Limited Notes to the Q1 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	13

On January 9, 2025, the Company issued 590,000 DSU’s to directors and 1,142,500 RSU’s to officers and employees. The DSU’s and RSU’s were issued in accordance with the Company’s LTI plan, with a grant-date fair value of $0.55 per unit, one third vesting annually on anniversary.

On January 31, 2024, the Company issued 273,542 RSU’s to an officer. The RSU’s were issued in accordance with the Company’s LTI plan, which vested on the same day and paid out as fully paid shares.

On January 9, 2024, the Company issued 1,318,623 RSU’s to directors, officers, and employees. The RSU’s were issued in accordance with the Company’s LTI plan, one third vesting annually on the anniversary and paid out as fully paid shares. The Company also approved 235,080 RSU’s to directors, which were fully vested and paid out as fully paid shares in 2024.

The number of RSU’s and DSU’s issued and outstanding and the weighted average grant date fair value were as follows:

	Number of RSU’s and DSU’s	Weighted Average grant date fair value ($/ share)
Outstanding, December 31, 2023	-	$-
Granted	1,827,245	0.57
Settled	(491,478)	0.59
Forfeited	(189,687)	0.57
Outstanding, December 31, 2024	1,146,080	$0.57
Granted	1,732,500	0.55
Settled	(382,027)	0.53
Forfeited	(213,450)	0.56
Outstanding, March 31, 2025	2,283,103	$0.56

(c)	Share purchase warrants

The number of share purchase warrants outstanding at March 31, 2025 was as follows:

	Warrants outstanding	Exercise price ($/share)
Outstanding, December 31, 2023	7,461,450	$1.20
Expired	(7,461,450)	1.20
Outstanding, December 31, 2024 and March 31, 2025	-	-

Note 12: Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the CEO, Chief Financial Officer (“CFO”) and Senior Vice President, Exploration.

The remuneration of the Company’s key management personnel was as follows:

	Three months ended March 31
	2025	2024
Short-term benefits provided to executives (a)	$267	$215
Directors’ fees paid to non-executive directors	70	35
Share-based payments	142	147
Total	$479	$397

Fury Gold Mines Limited Notes to the Q1 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	14

(a)	Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statements of financial position, and other annual employee benefits.

Note 13: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

	Three months ended March 31
	2025	2024
Accounts receivable	$(116)	$338
Prepaid expenses and deposits	(212)	1
Accounts payable and accrued liabilities	918	(174)
Changes in non-cash working capital	$590	$165

Note 14: Loss per share

For the three months ended March 31, 2025, and 2024, the weighted average number of shares outstanding and loss per share were as follows:

	Three months ended March 31
	2025	2024
Net loss	$2,991	$714
Weighted average basic number of shares outstanding	151,900,097	145,941,943
Basic loss per share	$0.02	$0.01
Weighted average diluted number of shares outstanding	151,900,097	145,941,943
Diluted loss per share	$0.02	$0.01

All of the outstanding share options and share purchase warrants at March 31, 2025 were anti-dilutive for the period then ended as the Company was in a loss position.

Note 15: Financial instruments

The Company’s financial instruments as at March 31, 2025, consisted of cash, marketable securities, accounts receivable, other investments, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(a)	Financial assets and liabilities by categories

	At March 31, 2025			At December 31, 2024
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$2,316	$-	$2,316	$4,912	$-	$4,912
Marketable securities	-	2,420	2,420	-	2,358	2,358
Other investments	-	2,063	2,063	-	2,063	2,063
Deposits	193	-	193	191	-	191
Accounts receivable	170		170	54		54
Total financial assets	$2,679	$4,483	$7,162	$5,157	$4,421	$9,578
Accounts payable and accrued liabilities	(1,774)	-	(1,774)	855	-	855
Total financial liabilities	$(1,774)	$-	$(1,774)	$855	$-	$855

Fury Gold Mines Limited Notes to the Q1 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	15

(b)	Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the year.

As at March 31, 2025, the Company’s financial instruments measured at fair value on a recurring basis were the Company’s marketable securities which were classified as Level 1, and other investments which were classified as Level 3. There were no financial assets or financial liabilities measured and recognized in the condensed interim consolidated statements of financial position at fair value that would be categorized as level 2 in the fair value hierarchy.

(c)	Financial instruments and related risks

The Company’s financial instruments are exposed to liquidity risk, credit risk and market risks, which include currency risk, interest rate risk and price risk. As at March 31, 2025, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current exploration plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at March 31, 2025, the Company had unrestricted cash of $2,316 (December 31, 2024 – $4,912), working capital surplus of $5,555 (December 31, 2024 – $8,045), which the Company defines as current assets less current liabilities, and an accumulated deficit of $260,184 (December 31, 2024 – $257,192). During the three months ended March 31, 2025, Fury Gold incurred a comprehensive loss of $2,991 (three months ended March 31, 2024 –$715). The Company expects to incur future operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration of its mineral properties.

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At March 31 2025	At December 31 2024
Accounts payable and accrued liabilities	$1,774	$-	$-	$1,774	$855
Quebec flow-through expenditure requirements	171	-	-	171	944
Undiscounted lease payments	16	-	-	16	65
Total	$1,961	$-	$-	$1,961	$1,864

Fury Gold Mines Limited Notes to the Q1 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	16

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. The Company estimates that $477 of payments arising on mineral claims and leases will be payable during the year ended December 31, 2025.

Credit risk

The Company’s cash and accounts receivables are exposed to credit risk, which is the risk that the counterparties to the Company’s financial instruments will cause a loss to the Company by failing to pay their obligations. The amount of credit risk to which the Company is exposed is considered insignificant as the Company’s cash is held with highly rated financial institutions in interest-bearing accounts and the accounts receivable primarily consist of sales tax receivables.

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The significant market risks to which the Company is exposed are as follows:

i.	Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from the relevant functional currency (the Canadian dollar). The Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

	At March 31	At December 31
	2025	2024
Financial assets
US$ bank accounts	$8	$1
Financial liabilities
Accounts payable	(1)	-
	$7	$1

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii.	Price risk

The Company holds certain investments in marketable securities (note 4) which are measured at fair value, being the closing share price of each equity security at the date of the consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the loss for the year. A 10% increase or decrease in the Company’s marketable securities’ share prices would not have a material impact on the Company’s net loss.

Note 16: Subsequent events

(a)	On April 29, 2025, the Company announced the completion of the Quebec Precious Metals Corporation (“QPM”) acquisition, previously announced on February 26, 2025. Fury acquired all of the issued and outstanding common shares of QPM by issuing an aggregate of 8,394,045 Fury shares on close, valued at $4.533M.

(b)	On May 8, 2025, the Company sold 1,000,000 common shares of Dolly Varden for net proceeds of $3,626, which will dilute the Company’s interest down to 14.5%.

Fury Gold Mines Limited Notes to the Q1 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	17